# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street,, Austin, Texas (TX), 58756
Date of event which requires filing of this statement: 10/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001580210

## Reporting persons
- Hilary L. Shane: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,101,389; shared voting power 708,700; sole dispositive power 6,101,389; shared dispositive power 708,700; aggregate amount beneficially owned 6,810,089 (5.1% of the class)
- Hilary L. Shane Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 1,510,290; shared voting power 0; sole dispositive power 1,510,290; shared dispositive power 0; aggregate amount beneficially owned 1,510,290 (1.13% of the class)
- ODS Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 4,499,099; shared voting power 0; sole dispositive power 4,499,099; shared dispositive power 0; aggregate amount beneficially owned 4,499,099 (3.37% of the class)
- Oliver Shane Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 708,700; sole dispositive power 0; shared dispositive power 708,700; aggregate amount beneficially owned 708,700 (0.53% of the class)

## Item 1. Issuer
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin TX 58756

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by Hilary L. Shane, Hilary L. Shane Revocable Trust, ODS Capital LLC, and Oliver Shane Irrevocable Trust (collectively, the "Reporting Persons").

Ms. Shane is trustee of Hilary L. Shane Revocable Trust and managing member of ODS Capital LLC. Lisa Kabula is trustee of Oliver Shane Irrevocable Trust. Ms. Shane and Ms. Kabula share authority to vote and dispose of the 708,700 shares held by Oliver Shane Irrevocable Trust. Ms. Shane has sole authority to vote and dispose of the shares held by her revocable trust, ODS Capital LLC, and her traditional IRA.
Address of principal business office or, if none, residence: The address stated in the supplied document for Ms. Shane, her revocable trust, and ODS Capital LLC is 78 Lighthouse Drive, Jupiter, Florida 33469. The principal office or mailing address of Oliver Shane Irrevocable Trust is 78 Lighthouse Drive, Jupiter, Florida 33469.
Citizenship: Ms. Shane is a United States citizen. The two trusts were formed in Florida. ODS Capital LLC is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Hilary L. Shane
Amount beneficially owned: 6,810,089

Hilary L. Shane Revocable Trust
Amount beneficially owned: 1,510,290

ODS Capital LLC
Amount beneficially owned: 4,499,099

Oliver Shane Irrevocable Trust
Amount beneficially owned: 708,700
Percent of class:
Hilary L. Shane
Percent of class: 5.10%.

Hilary L. Shane Revocable Trust
Percent of class: 1.13%

ODS Capital LLC
Percent of class: 3.37%.

Oliver Shane Irrevocable Trust
Percent of class: 0.53%
Sole power to vote or to direct the vote:
Hilary L. Shane
Sole voting power: 6,101,389

Hilary L. Shane Revocable Trust
Sole voting power: 1,510,290

ODS Capital LLC
Sole voting power: 4,499,099

Oliver Shane Irrevocable Trust
Sole voting power: 0
Shared power to vote or to direct the vote:
Hilary L. Shane
shared voting power: 708,700

Hilary L. Shane Revocable Trust
shared voting power: 0

ODS Capital LLC
shared voting power: 0;

Oliver Shane Irrevocable Trust
shared voting power: 708,700
Sole power to dispose or to direct the disposition:
Hilary L. Shane
sole dispositive power: 6,101,389

Hilary L. Shane Revocable Trust
sole dispositive power: 1,510,290

ODS Capital LLC
sole dispositive power: 4,499,099

Oliver Shane Irrevocable Trust
sole dispositive power: 0
Shared power to dispose or to direct the disposition:
Hilary L. Shane
shared dispositive power: 708,700

Hilary L. Shane Revocable Trust
shared dispositive power: 0

ODS Capital LLC
shared dispositive power: 0

Oliver Shane Irrevocable Trust
shared dispositive power: 708,700

Ms. Shane's total includes 1,510,290 shares held by Hilary L. Shane Revocable Trust, 4,499,099 shares held by ODS Capital LLC, 92,000 shares held in her traditional IRA, and 708,700 shares held by Oliver Shane Irrevocable Trust. The same shares are included in more than one Reporting Person's reported beneficial ownership and must not be added together again. Her IRA is described as an account and is not separately listed as a Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Shares are held in the accounts and entities identified in Item 4. Lisa Kabula is trustee of Oliver Shane Irrevocable Trust and shares voting and dispositive authority with Ms. Shane over its 708,700 shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing jointly pursuant to Rule 13d-1(k). Joint filing does not, by itself, constitute an admission that they form a group. The relationship among the Reporting Persons is described in Items 2 and 4.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hilary L. Shane: /s/ Hilary L. Shane, Individual (10/19/2026)
- Hilary L. Shane Revocable Trust: /s/ Hilary L. Shane, Trustee (10/19/2026)
- ODS Capital LLC: /s/ Hilary L. Shane, Managing Member (10/19/2026)
- Oliver Shane Irrevocable Trust: /s/ Lisa Kabula, Trustee (10/19/2026)